

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via Facsimile

Edward P. O'Keefe
General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

> **Re:** **Bank of America Corporation**
> **424 Prospectuses relating to Registration Statements on Form S-3ASR**
> **Filed April 20, 2009 -- File No. 333-158663**
> **Filed March 30, 2012 -- File No. 333-180488**

Dear Mr. O'Keefe:

We are writing this letter in connection with our review of takedowns of structured notes from shelf registration statements by financial institutions and have identified a number of areas in which we believe there could be disclosure improvements. Therefore, we are issuing the following comments in an effort to improve disclosures in connection with your future structured note offerings, and in some instances, Securities Exchange Act of 1934 reports.

Although we reviewed certain takedowns from your shelf registration statement, we are including comments that may or may not specifically apply to your disclosures with respect to all types of notes. If you disagree with a comment or think it does not apply to your structured note program or certain types of notes, please explain why in your response letter.

You should also note that this letter does not address all disclosure issues that may arise in structured note offerings. It is only intended to address the limited issues described in the comments below. If we conduct a review of your filings in the future, we may have more specific comments. It is your responsibility to determine the disclosures that should be provided in your particular circumstances.

Product Names

1. The staff in the Division of Corporation Finance has previously indicated that note titles using the term "principal protected" should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of

structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Product Pricing and Value

2.   We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate's estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

3.   We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer's or affiliate's own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer's or affiliate's own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Use of Proceeds and Reasons for Offerings

4.   Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

5.   Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured

notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Plan of Distribution

6.   We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a "better" price. Please explain the process in detail.

7.   Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Liquidity

8.   While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Issuer Credit Risk

9.   While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer's credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Tax Consequences

10.   Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Referenced Asset or Index Disclosure

11.   It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer's disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

12.   Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Disclosure Format

13.   We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Exhibits

14.   Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and

instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Please provide us with a written response to these comments within ten business days from the date of this letter or tell us when you will respond. In some of our comments, we have specified improved disclosures that issuers should provide. Please explain in your response letter how you intend to provide such disclosures in future filings.   Upon our review of your response, we may have additional comments or questions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me or Raquel Fox at (202) 551-3860 with any questions.

Sincerely,

/s/ Amy M. Starr

Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance